Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-177923

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May  2, 2014.

Pricing Supplement to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November  14, 2011, the Underlying Supplement No. 1-I dated November  14, 2011 and the Product Supplement No. 5-I dated November 17, 2011 — No.

Medium-Term Notes, Series E

$

Capped Buffered Enhanced Participation Equity Notes due 2016

(Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (May 11, 2016, subject to adjustment) is based on the performance of the U.S. dollar value of the EURO STOXX 50® Index (which we refer to as the underlier) as measured from and including the trade date (on or about May 6, 2014) to and including the determination date (May 6, 2016, subject to adjustment). We will determine the U.S. dollar value of the underlier (which we refer to as the adjusted closing level of the underlier) by multiplying the closing level of the underlier on the relevant day by the exchange rate of the underlier on that day. The initial underlier level and the final underlier level will incorporate this U.S. dollar adjustment. If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,232.50 and $1,277.50 for each $1,000 principal amount note). If the final underlier level declines by up to 10.00% from the initial underlier level, you will receive the principal amount of your notes. If the final underlier level declines by more than 10.00% from the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.5 times (c) the underlier return, subject to the maximum settlement amount;

•	if the underlier return is zero or negative but not below -10.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 10.00%), $1,000; or

•	if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1111 times (c) the sum of the underlier return plus 10.00%. You will receive less than $1,000.

Any appreciation of the U.S. dollar between the trade date and the determination date against the European Union euro will negatively impact the return on the underlier and on your notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page PS-16 of the accompanying product supplement no. 5-I, “Risk Factors” on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Factors” on page PS-13 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

If the notes priced today and assuming a maximum settlement amount equal to the middle of the range listed above, the estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, would be approximately $973.00 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the final pricing supplement and will not be less than $963.00 per $1,000 principal amount note. See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about JPMS’s estimated value and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): on or about May 13, 2014

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: up to 1.75% of the principal amount

Net proceeds to the issuer: % of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to an unaffiliated dealer. In no event will these selling commissions exceed 1.75% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” on page PS-46 of the accompanying product supplement no. 5-I.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pricing Supplement dated             , 2014

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 5-I dated November 17, 2011 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 5-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 5-I dated November 17, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007707/e46168_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Key Terms

Issuer: JPMorgan Chase & Co.

Underlier: the EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as calculated, maintained and published by STOXX Limited (“STOXX Limited”). The accompanying product supplement refers to the underlier as the “Index.”

Underlying currency: with respect to the underlier, the European Union euro

Principal amount: each note will have a principal amount of $1,000; $         in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated buffer level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-16 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•	if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount. You will receive less than $1,000.

Initial underlier level (to be set on the trade date and will be the adjusted closing level of the underlier on the trade date):             . The accompanying product supplement refers to the initial underlier level as the “Initial Index Level.”

Final underlier level: the adjusted closing level of the underlier on the determination date. In certain circumstances, the adjusted closing level of the underlier will be based on the alternative calculation of the underlier described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” on page PS-13 of the accompanying product supplement or “General Terms of Notes —Discontinuation of an Index; Alteration of Method of Calculation” on page PS-37 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Ending Index Level.”

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage. The accompanying product supplement refers to the underlier return as the “Index Return.”

Upside participation rate: 1.5

Cap level (to be provided in the final pricing supplement): expected to be between 115.50% and 118.50% of the initial underlier level

Maximum settlement amount (to be provided in the final pricing supplement): expected to be between $1,232.50 and $1,277.50

Buffer level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 1.1111

Trade date: on or about May 6, 2014

Original issue date (settlement date): on or about May 13, 2014

Determination date: May 6, 2016, subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” on page PS-13 of the accompanying product supplement

Stated maturity date: May 11, 2016, subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Payment at Maturity — D. Other Terms” on page PS-11 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Adjusted closing level: on any relevant day, the closing level of the underlier on that day multiplied by the exchange rate of the underlier on that day. The accompanying product supplement may refer to the adjusted closing level as the “Adjusted Index Level.” Notwithstanding anything to the contrary in the accompanying product supplement, the adjusted closing level of the underlier will not be rounded.

Closing level: as described under “Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 1. The Level of an Index” on page PS-10 of the accompanying product supplement. The accompanying product supplement refers to the closing level as the “Index closing level.”

Exchange rate: on any relevant day, will equal an exchange rate of U.S. dollars per one unit of the European Union euro, as determined by the calculation agent, expressed as the amount of U.S. dollars per European Union euro, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05,” or any substitute Reuters page, at approximately 4:00 p.m., Greenwich Mean Time. In certain circumstances, the exchange rate of the underlier will be determined as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” on page PS-13 of the accompanying product supplement or “General Terms of Notes — Currency Succession Events” on page PS-38 of the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the exchange rate of the underlier will not be rounded.

Currency business day: with respect to the underlier, a “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the underlying currency (which is London, England for the European Union euro) and (b) banking institutions in The City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

Business day: as described under “Description of Notes — Payment at Maturity — D. Other Terms” on page PS-11 of the accompanying product supplement

Trading day: notwithstanding anything to the contrary under “Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 1. The Level of an Index” on page PS-10 of the accompanying product supplement, for the purposes of the notes offered by this pricing supplement, trading day means, with respect to the underlier or any relevant successor index (as defined in the accompanying product supplement), a day as determined by the calculation agent, on which (i) the Index closing level of the underlier or that successor index, as applicable, is calculated and published by the sponsor of the underlier or that successor index, as applicable, and (ii) each exchange where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the underlier or that successor index, as applicable, is open for trading during its regular trading session.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-31 of the accompanying product supplement no. 5-I, as supplemented by “ — Supplemental Use of Proceeds” below

Capital gains tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-55 of the accompanying product supplement no. 5-I

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-46 of the accompanying product supplement no. 5-I; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $        .

We expect to deliver the notes against payment therefor in New York, New York on or about May 13, 2014, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: JPMS

CUSIP no.: 48127DGG7

ISIN no.: US48127DGG79

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the reference to “business day” used in subsection (a) of the first paragraph under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” in the accompanying product supplement will be deemed to refer to “Scheduled Trading Day”;

(b) the reference to the “tenth business day” used in the definition of Final Disrupted Determination Date under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” in the accompanying product supplement will be deemed to refer to the “tenth Scheduled Trading Day,” where Scheduled Trading Day means, with respect to the Index or any relevant successor index, a day, as determined by the calculation agent, on which (i) the Index closing level of the Index or that successor index, as applicable, is scheduled to be calculated and published by the sponsor of the Index or that successor index, as applicable, and (ii) each exchange where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the Index or that successor index, as applicable, is scheduled to be open for trading for its regular trading session;

(c) notwithstanding anything to the contrary in the accompanying product supplement, the adjusted closing level and exchange rate of the underlier will not be rounded; and

(d) all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Index	underlier
Initial Index Level	initial underlier level
Ending Index Level	final underlier level
Index Return	underlier return
Index closing level	closing level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement
Adjusted Index Level/Adjusted Closing Level	adjusted closing level

In addition, the following terms used in this pricing supplement are not defined with respect to Capped Buffered Enhanced Participation Equity Notes in the accompanying product supplement: upside participation rate, maximum settlement amount, cap level, buffer level, buffer amount and buffer rate. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

JPMS’s Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Factors — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” on page PS-14 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-14 of this pricing supplement.

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Factors — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-14 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-15 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the date of this pricing supplement through August 6, 2014. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-14 of this pricing supplement.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-9 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlier” on page PS-19 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraphs of the section entitled “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 5-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the term of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our creditworthiness. In addition, JPMS’s estimated value will be less than the original issue price. For more information on the JPMS’s estimated value, see “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	1.5
Cap level	115.50% of the initial underlier level
Maximum settlement amount	$1,232.50
Buffer level	90.00% of the initial underlier level
Buffer rate	approximately 1.1111
Buffer amount	10.00%

None of a market disruption event, a currency disruption event or a non-trading day occurs on the originally scheduled determination date

During the term of the notes, the underlier is not discontinued, the method of calculating the underlier does not change in any material respect, the underlier is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of the underlier had those modifications not been made and no currency succession event occurs

Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier or the exchange rate over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical adjusted closing levels of the underlier, the historical levels of the underlier and historical exchange rates during recent periods, see “The Underlier — Historical Adjusted Closing Levels of the Underlier” below, “The Underlier — Historical Closing Levels of the Underlier” below and “The Underlier — Historical Exchange Rates” below, respectively. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier and the exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	123.250%
140.000%	123.250%
130.000%	123.250%
120.000%	123.250%
115.500%	123.250%
110.000%	115.000%
105.000%	107.500%
102.500%	103.750%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	88.889%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be approximately 27.778% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 123.250% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 115.500% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 115.500% (the section right of the 115.500% marker on the horizontal axis) would result in a capped return on your investment.

The following two examples show the effect of the exchange rate on the payment at maturity. The calculation agent will multiply the closing level of the underlier by the applicable exchange rate, in order to determine the adjusted closing level. Accordingly, changes in the exchange rate may impact the amount payable on the maturity date and the market value of the notes. The numbers appearing in the tables below have been rounded for ease of analysis.

Example 1: The hypothetical final underlier level is greater than or equal to the hypothetical initial underlier level.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	110.00	0.95	104.50

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 10% from the hypothetical closing level of the underlier on the trade date. However, the European Union euro has depreciated against the U.S. dollar by 5%.

If the hypothetical final underlier level is greater than the hypothetical initial underlier level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 1.5 times (c) the underlier return, subject to the maximum settlement amount of $1,232.50.

Payment at maturity = $1,000 + ($1,000 × 1.5 × 4.50%) = $1,067.50

Example 2: The hypothetical final underlier level is less than the hypothetical buffer level.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	90.00	0.95	85.50

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has depreciated from the hypothetical closing level of the underlier on the trade date by 10%. In addition, the European Union euro has depreciated against the U.S. dollar by approximately 5%.

If the hypothetical final underlier level is less than the hypothetical buffer level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate of approximately 1.1111 times (c) the sum of the underlier return plus the buffer amount of 10.00%.

Payment at maturity = $1,000 + [$1,000 × 1.1111 × (-14.50% + 10.00%)] = $950.00

The payments at maturity shown above are entirely hypothetical; they are based on closing levels and exchange rates for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-15 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the underlier level, the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount we will provide in the final pricing supplement and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table, chart and examples above.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement no. 5-I and “Risk Factors” in the accompanying underlying supplement no. 1-I. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks,( i.e., the stocks underlying the underlier to which your notes are linked) or investing in the underlying currency. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the underlier and changes in the exchange rate and will depend on whether, and the extent to which, the underlier return, which includes any gain or loss caused by a change in the exchange rate, is positive or negative. Your investment will be exposed to loss on a leveraged basis if the final underlier level is less than the initial underlier level by more than 10%, which includes any loss caused by a change in the exchange rate. For every 1% that the final underlier level is less than the initial underlier level by more than 10%, you will lose an amount equal to approximately 1.1111% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

A Decrease in the Value of the Underlying Currency Relative to the U.S. Dollar May Adversely Affect Your Return on the Notes

The return on the notes is based on the performance of the underlier and the exchange rate. The final underlier level is the adjusted closing level on the determination date. The adjusted closing level on any relevant day is the closing level of the underlier on that day, converted into U.S. dollars based on the exchange rate on that day. Accordingly, any depreciation in the value of the underlying currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the underlying currency) may adversely affect your return on the notes.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final underlier level is greater than the initial underlier level, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the underlier, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the underlier. The maximum settlement amount will be provided in the final pricing supplement and is expected to be between $1,232.50 and $1,277.50.

The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and JPMS’s estimated value. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to the Notes Generally” on page PS-16 of the accompanying product supplement no. 5-I for additional information about these risks.

JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes

JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement.

JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement.

JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — JPMS’s Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” on page PS-18 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier and the exchange rate, including:

•	any actual or potential change in our creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	secondary market credit spreads for structured debt issuances;

•	the actual and expected volatility of the underlier and the exchange rate;

•	the time to maturity of the notes;

•	the dividend rates on the underlier stocks;

•	interest and yield rates in the market generally as well as in the European Union (including its member nations) and the United States;

•	correlation (or lack thereof) between the underlier and the exchange rate;

•	suspension or disruption of market trading in the underlying currency or the U.S. dollar;

•	the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the underlier stocks are traded and the correlation between those rates and the closing levels of the underlier; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount. Similarly, the buffer level, while still providing an increase in the return on the notes if the final underlier level is greater than or equal to the buffer level but less than the cap level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have.

The Notes Are Subject to Currency Exchange Risk

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the underlying currency relative to the U.S. dollar is at any moment a result of the supply and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the member nations of the European Union, the United States, and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the member nations of the European Union and the United States and between each country and its major trading partners;

•	political, civil or military unrest in the member nations of the European Union and the United States; and

•	the extent of governmental surplus or deficit in the member nations of the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.

Changes in the Level and Exchange Rate of the Underlier May Offset Each Other

The notes are linked to the EURO STOXX 50® Index, converted into U.S. dollars. Price movements in the underlier and movements in the exchange rate may not correlate with each other. At a time when the level of the underlier increases, the exchange rate of the underlying currency may decline. Therefore, in calculating the final underlier level, increases in the level of the underlier may be moderated, or more than offset, by declines in the exchange rate of the underlying currency. Similarly, at a time when the exchange rate of the underlying currency increases, the level of the underlier may decline. Therefore, in calculating the final underlier level, increases in the exchange rate of the underlying currency may be moderated, or more than offset, by declines in the level of the underlier. There can be no assurance that the final underlier level will be higher than the initial underlier level. You will lose some or all of your investment in the notes if the final underlier level is lower than the initial underlier level by more than 10%.

The Notes Are Subject to Risks Associated with Securities Issued by Non-U.S. Companies

The underlier stocks have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

Although the Underlying Currency Trades Around the Clock, the Notes Will Not

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the underlying currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement

The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement. In particular, each of JPMS’s estimated value, the cap level and the maximum settlement amount will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value, the cap level and the maximum settlement amount.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms—Capital gains tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

THE UNDERLIER

The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor any of its Licensors shall have any liability with respect thereto. For additional information about the EURO STOXX 50® Index, see the information set forth under “Equity Index Descriptions — The EURO STOXX 50® Index” on page US-17 of the accompanying underlying supplement no. 1-I.

Historical Adjusted Closing Levels of the Underlier

The adjusted closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the adjusted closing level of the underlier during any period shown below is not an indication that the adjusted closing level of the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical adjusted closing levels of the underlier as an indication of the future performance of the adjusted closing levels of the underlier. We cannot give you any assurance that the future performance of the adjusted closing levels of the underlier will result in a return of any of your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the adjusted closing levels of the underlier. The actual performance of the adjusted closing levels of the underlier over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical adjusted closing levels of the underlier shown below.

The graph below shows the adjusted closing levels of the underlier on each day from January 2, 2009 through May 1, 2014. The adjusted closing levels listed in the graph on below are based on the closing levels and exchange rates reported by Bloomberg Financial Services on the relevant dates, without independent verification. The exchange rates used to determine the adjusted closing levels in the graph were determined by reference to the exchange rates reported by Bloomberg Financial Services and may not be indicative of the exchange rates of the underlying currency at approximately 4:00 p.m., Greenwich Mean Time, that would be derived from the applicable Reuters page. The adjusted closing level of the underlier on May 1, 2014 was 4,435.102023 calculated in the manner set forth under “Summary Information — Key Terms — Adjusted closing level” on page PS-5 of this pricing supplement.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The graph below shows the closing levels of the underlier on each day from January 2, 2009 through May 1, 2014. The closing level of the underlier on May 1, 2014 was 3,198.66. We obtained the closing levels listed in the graph below from Bloomberg Financial Services, without independent verification.

Historical Exchange Rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in a return of any of your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.

The graph below shows the exchange rates for the underlying currency on each day from January 2, 2009 through May 1, 2014, as shown on Bloomberg Financial Services.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Services and may not be indicative of the exchange rate of the underlying currency relative to the U.S. dollar that would be derived from the applicable Reuters page. The exchange rate of the European Union euro at approximately 4:00 p.m., Greenwich Mean Time, on May 1, 2014 was 1.386550, calculated in the manner set forth under “Summary Information — Key Terms — Exchange Rate” on page PS-5 of this pricing supplement.

The exchange rates are expressed as the amount of U.S. dollars per one unit of the underlying currency unit. An increase in the exchange rate for a given day indicates a strengthening of the underlying currency against the U.S. dollar, while a decrease in the exchange rate indicate a relative weakening of the underlying currency against the U.S. dollar. We obtained the exchange rates listed in the graph below on the following page from Bloomberg Financial Services, without independent verification.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 5-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 5-I and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 5-I and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 5-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-9
Selected Risk Factors	PS-13
The Underlier	PS-19

Product Supplement No. 5-I dated November 17, 2011

Description of Notes	PS-1
Risk Factors	PS-16
Use of Proceeds and Hedging	PS-31
The Indices and Underlying Currencies	PS-32
General Terms of Notes	PS-33
Material U.S. Federal Income Tax Consequences	PS-42
Plan of Distribution (Conflicts of Interest)	PS-46
Notice to Investors	PS-48
Benefit Plan Investor Considerations	PS-55

Underlying Supplement No. 1-I dated November 14, 2011

Risk Factors	US-1
Equity Index Descriptions	US-15
The Dow Jones Industrial AverageSM	US-15
The EURO STOXX 50® Index	US-17
The FTSE™ 100 Index	US-21
The Hang Seng China Enterprises Index	US-23
The Hang Seng® Index	US-27
The Korea Stock Price Index 200	US-31
The MDAX® Index	US-35
The MSCI Indices	US-41
The NASDAQ-100 Index®	US-54
The Nikkei 225 Index	US-59
The Russell Indices	US-62
The S&P 500® Index	US-68
The S&P MidCap 400® Index	US-72
The S&P Select Industry Indices	US-77
The Select Sector Indices	US-82
The TOPIX® Index	US-84
Commodity Index Descriptions	US-87
The Dow Jones-UBS Commodity Indices	US-87
The S&P GSCI Indices	US-100
Fund Descriptions	US-109
The Financial Select Sector SPDR® Fund	US-109
The iShares® Barclays 20+ Year Treasury Bond Fund	US-112
The iShares® Dow Jones Real Estate Index Fund	US-115
The iShares® MSCI Brazil Index Fund	US-119
The iShares® MSCI Emerging Markets Index Fund	US-122
The iShares® MSCI EAFE Index Fund	US-125
The iShares® Russell 2000 Index Fund	US-128
The Market Vectors Gold Miners ETF	US-131
The Market Vectors Junior Gold Miners ETF	US-135
The SPDR® Gold Trust	US-145
The SPDR® S&P 500® ETF Trust	US-148
The SPDR® S&P® Homebuilders ETF	US-151
The SPDR® S&P® Metals & Mining ETF	US-154
The Technology Select Sector SPDR® Fund	US-158
The United States Oil Fund, LP	US-161

Prospectus Supplement dated November 14, 2011

About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes	S-4
Description of Warrants	S-21
Description of Units	S-24

United States Federal Taxation	S-26
Plan of Distribution (Conflicts of Interest)	S-27

Prospectus dated November 14, 2011
Where You Can Find Information	1
JPMorgan Chase & Co.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities	6
Description of Warrants	12
Description of Units	15
Description of Purchase Contracts	17
Forms of Securities	19
Plan of Distribution (Conflicts of Interest)	23
Independent Registered Public Accounting Firm	25
Legal Matters	26
Benefit Plan Investor Considerations	26

$

JPMorgan Chase & Co.

Capped Buffered Enhanced Participation Equity Notes due 2016

(Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars)

Medium-Term Notes, Series E